Exhibit 99.6

Deloitte & Touche LLP 200 Berkeley St 10th floor Boston, MA 02116 Tel: (617) 437-2000 www.deloitte.com

February 9, 2021

Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission
Nunavut Securities Office
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities

Dear Sirs / Mesdames:

Re: Lightspeed POS Inc.

We refer to the prospectus supplement dated February 9, 2021 (to the second amended and restated short form base shelf prospectus dated September 2, 2020) (collectively the “Prospectus”) of Lightspeed POS Inc. (the “Company”) relating to the sale and issue of subordinate voting shares of the Company.

We, Deloitte & Touche LLP, consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated June 26, 2020 to the Board of Directors and Membership Interest Holders of Al Dente Intermediate Holdings, LLC on the following consolidated financial statements:

Consolidated balance sheets of Al Dente Intermediate Holdings, LLC and subsidiaries as of December 31, 2019 and 2018;

Consolidated statements of comprehensive loss, members’ equity and cash flows of Al Dente Intermediate Holdings, LLC and subsidiaries for the years ended December 31, 2019 and 2018, and the related notes to the consolidated financial statements.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have Deloitte & Touche LLP 200 Berkeley St 10th floor Boston, MA 02116 Tel: (617) 437-2000 www.deloitte.com complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

/s/ Deloitte & Touche LLP